[redacted]

D EXCHANGE COMMISSION
GTON, D.C. 20549

08029025

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

ING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-39613

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JMP Securities LLC

Official Use Only
FIRM ID. NO.

PROCESSED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

APR 01 2008

THOMSON FINANCIAL

600 Montgomery Street, Suite 1100
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chantal Miklosi (415) 835-3971
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

Three Embarcadero Center		San Francisco	CA	94111
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
100

OATH OR AFFIRMATION

I, Chantal Miklosi, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JMP Securities LLC, as of December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

____

See attached.

____
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 20th day of February, 2008, by Chantal Miklosi, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

REBECCA N. BALDWIN
COMM. # 1762361
NOTARY PUBLIC - CALIFORNIA
CITY & COUNTY OF SAN FRANCISCO
MY COMM. EXP. AUG. 19, 2011

(Seal) Signature [signature]

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

To the Member of JMP Securities LLC

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in member's equity, cash flows and changes in liabilities subordinated to claims of general creditors present fairly, in all material respects, the financial position of JMP Securities LLC (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2008

JMP Securities LLC
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 57,819,718
Restricted cash and deposits	6,521,877
Marketable securities owned, at market value	17,596,047
Other investments	2,583,085
Investment banking fees receivable, net (allowance for doubtful accounts of $154,882 at December 31, 2007)	5,848,754
Receivable from clearing broker	1,475,626
Due from affiliates	4,156,628
Other assets	1,153,369
Total assets	$ 97,155,104
Liabilities and Member's Equity	
Liabilities	
Marketable securities sold, but not yet purchased, at market value	$ 6,266,541
Securities sold under agreements to repurchase	9,135,000
Accrued compensation	25,798,500
Accounts payable and accrued expenses	4,007,230
Due to affiliates	7,191,603
Total liabilities	52,398,874
Liabilities subordinated to claims of general creditors	17,000,000
Commitments and contingencies (Note 8)	
Member's equity	27,756,230
Total liabilities and member's equity	$ 97,155,104

The accompanying notes are an integral part of these financial statements.

END